UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GLOBAL SHIP LEASE, INC.

(Name of Issuer)

Class A Common Shares, Par Value $0.01 per share

(Title of Class of Securities)

Y27183105

(CUSIP Number)

Michael S. Gross

500 Park Avenue

New York, NY 10022

(212) 993-1675

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y27183105

1	Names of Reporting Persons Michael S. Gross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 10,371,755 (1)
	8	Shared Voting Power 380,999 (3)
	9	Sole Dispositive Power 10,752,754 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,752,754 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 14.3% (1)(2)
14	Type of Reporting Person (See Instructions) IN

(1)	Includes 3,416,355 shares of Class A Common Stock issuable upon the conversion of 3,416,355 shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. See Item 5.

(2)	Based on 71,654,565 Class A Common Shares outstanding as of November 15, 2018, based on information received from Global Ship Lease, Inc.’s (the “Issuer”).

(3)	See Item 4 disclosure regarding Subject Stock described in the Voting Agreement.

CUSIP No. Y27183105

1	Names of Reporting Persons Marathon Founders, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 6,217,712 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,217,712 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,217,712 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.3% (1)(2)
14	Type of Reporting Person (See Instructions) OO

(1)	Includes 3,416,355 shares of Class A Common Stock issuable upon the conversion of 3,416,355 shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. See Item 5.

(2)	Based on 71,654,565 Class A Common Shares outstanding as of November 15, 2018, based on information received from the Issuer.

Amendment No. 5 to Schedule 13D

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D is being filed by the undersigned to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission (“SEC”) on August 25, 2008, as amended by Amendment No. 1 filed on August 28, 2008, Amendment No. 2 filed on November 20, 2009, Amendment No. 3 filed on December 1, 2009, and Amendment No. 4 filed on November 2, 2018. This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On November 15, 2018, the closing of the transactions contemplated by the Merger Agreement (the “Closing”) occurred and the agreements pursuant to the Voting Agreement became effective. In addition, on the Closing date, the Registration Rights Agreement became effective and the entirety of the agreements pursuant to the Letter Agreement became effective.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 71,654,565 shares of Class A Common Stock outstanding as of November 15, 2018, based on information received from the Issuer.

Michael S. Gross directly holds 4,535,042 shares of Class A Common Stock. Marathon Founders directly holds 2,801,357 shares of Class A Common Stock. As the Managing Member of Marathon Founders, Mr. Gross may be deemed to exercise voting and investment power over all securities of the Issuer held by Marathon Founders and thus may be deemed to beneficially own such securities.

In addition, Marathon Founders directly holds 3,416,355 Class B Common Shares of the Issuer (“Class B Common Stock”). The outstanding shares of Class B Common Stock will convert to shares of Class A Common Stock on a one-for-one basis on the first day of the calendar quarter at least 30 days after the end of a subordination period, which will be deemed to end immediately preceding the occurrence of a “Change of Control” (as defined in the Issuer’s Amended and Restated Articles of Incorporation). The shares of Class B Common Stock have one vote and vote as a single class with the shares of Class A Common Stock. As a Change of Control under the Issuer’s Amended and Restated Articles of Incorporation was deemed to have occurred as a result of the Closing and the effectiveness of the agreements pursuant to the Voting Agreement, the shares of Class B Common Stock will convert to shares of Class A Common Stock on January 1, 2019.

If the Voting Agreement Parties are deemed to have formed a Section 13(d) group, such group would beneficially own 35,165,454 shares of Class A Common Stock in the aggregate, although in no case does any of Kelso, CMA CGM or Mr. Gross have or share voting or investment power with respect to the entirety of that number of shares of Class A Common Stock. See the discussion of the Voting Agreement and Subject Stock in Item 4.

(c)	The Reporting Persons have not effected any transactions in shares of Class A Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2018

By:	/s/ Michael S. Gross
Name:	Michael S. Gross

MARATHON FOUNDERS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member